

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2013

Via E-mail
Samuel P. Smith
President and Treasurer
Ford Credit Floorplan Master Owner Trust A
Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
One American Road
Dearborn, Michigan 48126

> **Re: Ford Credit Floorplan Master Owner Trust A**
> **Amendment No. 1 to Form S-3**
> **Filed May 7, 2013**
> **File No. 333-187623**

Dear Mr. Smith:

We have reviewed your filing and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-3

Form of Prospectus Supplement

Depositors' Review of Trust Portfolio, page S-52, Pool Balance, Depositor Amount and Allocations – Required Pool Balance, page 28 of the Prospectus, and Sale of the Receivables – Representations of Ford Credit and the Depositors, page 45 of the Prospectus

1.   We note your response to comment 1 of our letter dated April 16, 2013, that you have revised the "Depositors' Review of Trust Portfolio" section to include a cross-reference to the "Sale of the Receivables – Redesignation of Accounts" section, which includes a description of the redesignation of accounts and the treatment of receivables in such accounts. However, your amended filing here does not contain such a cross-reference.

We also note that on page 45 of the prospectus, you describe that if a breach relates to the eligibility of a designated account, the account will be redesignated and all receivables originated in that account will be reassigned. This description is inconsistent with your response. Please revise and clarify throughout the prospectus to describe consistently.

Form of Prospectus

Ford Credit's Dealer Floorplan Financing Business – Origination and Underwriting – Underwriting and Credit Review Process, page 22

2.   We note your response to comment 5 of our letter dated April 16, 2013. We also note on page 22 of the prospectus that "Ford Credit's underwriting and credit review process is entirely judgmental…[h]owever, standard credit review format guidelines are used for all dealers to ensure consistent credit decisioning." Please revise your disclosure to clarify what are these standard credit review format guidelines. Please also supplementally explain why the guidelines do not set standards for the underwriting and review process.

Ford Credit's Dealer Floorplan Financing Business – Servicing and Dealer Relations – Dealer Status , page 26

3.   We note your response to comment 6 of our letter dated April 16, 2013. It remains unclear in the prospectus disclosure, however, whether servicer's discretion to allow a receivable in a redesignated account to remain in the trust relates to servicer's ability to waive or modify any terms or payments on the assets. Also, to the extent Ford Credit has complete discretion to determine process on a case by case basis, as your response letter indicates, please revise to so state. Refer to Item 1108(c)(6) of Regulation AB.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lulu Cheng at 202.551.3811 or me at 202.551.3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Susan J. Thomas